Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 142-I dated June 11, 2008

Term Sheet to
Product Supplement No. 142-I
Registration Statement No. 333-130051
Dated June 11, 2008; Rule 433



JPMorgan Chase & Co.

Structured Investments

$
8.00% (equivalent to 16.00% per annum) Bearish Reverse Exchangeable Notes due December 31, 2008
Linked to the Common Stock of United States Steel Corporation

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock, or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in fluctuations in the Reference Stock, be willing to accept the risks of expressing a bearish view towards equities in general and the common stock of United States Steel Corporation, in particular, and be willing to lose some or all of their principal at maturity if, on any day during the Monitoring Period the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount.
- The notes will pay 8.00% (equivalent to 16.00% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has increased from the Initial Share Price by more than the Upside Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2008[*].
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or a cash payment equal to $1,000 *minus* an amount equal to the product of $1,000 and the Share Return, in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of United States Steel Corporation (New York Stock Exchange Symbol "X"). We refer to United States Steel Corporation as "U.S. Steel."
Interest Rate:	**8.00% (equivalent to 16.00% per annum) during the term of the notes**, paid monthly and calculated on a 30/360 basis.
Upside Protection Amount:	**An amount that represents at least 40.0% of the Initial Share Price, subject to adjustments.**
Maturity Date:	December 31, 2008[*]
Pricing Date:	On or about June 25, 2008
Settlement Date:	On or about June 30, 2008
Observation Date:	December 26, 2008[*]
CUSIP:	48123LAT1
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing July 31, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

    (i) the Final Share Price is greater than the Initial Share Price; and

    (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount.

If the conditions described in both (i) and (ii) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment per $1,000 principal amount note calculated as follows:

$$\$1,000 - (\$1,000 \times \text{Share Return})$$

Notwithstanding the foregoing, in no event will the cash payment you receive in lieu of the principal amount be less than $0.

If the conditions described in (i) and (ii) are both satisfied, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases above the Initial Share Price.

Share Return:	$\dfrac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Initial Share Price:	The closing price of the Reference Stock on the Pricing Date divided by the Stock Adjustment Factor.
Final Share Price:	The closing price of the Reference Stock on the Observation Date.
Stock Adjustment Factor:	1.0 on the Pricing date and subject to adjustment under certain circumstances. See "General Terms of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 142-I for further information about these adjustments.

[*] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 142-I.

Investing in the Bearish Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 142-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $39.70 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $27.35 per $1,000 principal amount note. The selling concessions to other dealers of approximately $27.35 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMSI may be more or less than $39.70 and will depend on market conditions on the Pricing Date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which may include concessions to be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-36 of the accompanying product supplement no. 142-I.

The total aggregate principal amount of notes being offered by this term sheet may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of notes will not exceed 15% of the aggregate principal amount of notes. Any unsold portion may affect the supply of the notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 11, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 142-I dated June 11, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 142-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 142-I dated June 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003028/e31897_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 142-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 142-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 8.00% (equivalent to 16.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at a rate of 8.00% (equivalent to 16.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing July 31, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not increase from the Initial Share Price or the closing price of the Reference Stock does not increase, as compared to the Initial Share Price, by more than the Upside Protection Amount on any day during the Monitoring Period. **However, if the Final Share Price increases from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has increased by more than the Upside Protection Amount,** you could lose the entire principal amount of your notes.

- **TAX TREATMENT AS A UNIT COMPRISING A CALL OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 142-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Call Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Call Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on June 10, 2008, we would have treated approximately 19.38% of each coupon payment as interest on the Deposit and the remainder as Call Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Call Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Call Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Call Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 142-I dated June 11, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the **closing price** of the Reference Stock has **increased** from the Initial Share Price by more than the Upside Protection Amount on any day during the Monitoring Period. If the Final Share Price exceeds the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period exceeds the Initial Share Price by more than the Upside Protection Amount, you will receive at maturity a cash payment per $1,000 principal amount note equal to $1,000 *minus* an amount equal to the product of $1,000 and the Share Return, plus accrued and unpaid interest. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price appreciates above the Initial Share Price. **Accordingly, appreciation in the share price of the Reference Stock may lead to a loss of some or all of your investment at maturity.**

- **YOUR UPSIDE PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES —** If, on any day during the Monitoring Period, the closing price of the Reference Stock **increases** above the Initial Share Price plus the Upside Protection Amount, you will be fully exposed, on an inverse basis, to any appreciation in the closing price of the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is greater than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% increase in the Final Share Price above the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently declines such that the Final Share Price is less than the Initial Share Price plus the Upside Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION OR DEPRECIATION IN THE VALUE OF THE REFERENCE STOCK —** Unless (i) the Final Share Price is greater than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has increased, as compared to the Initial Share Price, by more than the Upside Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation or depreciation in the value of the Reference Stock, which may be significant. Under certain circumstances, appreciation in the value of the Reference Stock may even result in the loss of some or all of the principal amount of your notes at maturity. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK —** As a holder of the notes, you will not have any ownership interest or rights in U.S. Steel, such as voting rights, dividend payments or other distributions. In addition, U.S. Steel will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH U.S. STEEL —** We are not affiliated with U.S. Steel. We assume no responsibility for the adequacy of the information about U.S. Steel contained in this term sheet or in product supplement no. 142-I. You should make your own investigation into the Reference Stock and U.S. Steel. We are not responsible for U.S. Steel's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with U.S. Steel, including extending loans to, or making equity investments in, U.S. Steel or providing advisory services to U.S. Steel. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to U.S. Steel, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of U.S. Steel as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES –** In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 142-I.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on U.S. Steel is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, U.S. Steel is an integrated steel producer with major production operations in North America and Central Europe. The common stock of U.S. Steel, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of U.S. Steel in the accompanying product supplement no. 142-I. Information provided to or filed with the SEC by U.S. Steel, pursuant to the Exchange Act, can be located by reference to SEC file number 001-16811, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 3, 2003 through June 6, 2008. The closing price of the Reference Stock on June 10, 2008 was $176.41. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of the Reference Stock, the price of the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that U.S. Steel will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Reference Stock and assuming that the closing price of the Reference Stock did not increase, as compared to the Initial Share Price, by more than the Upside Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled "Hypothetical highest closing price during the Monitoring Period." The numbers appearing in the table and examples below have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $176.00
- Interest: 8.00% (equivalent to 16.00% per annum)
- the Upside Protection Amount: $70.40

Hypothetical highest closing price during the Monitoring Period	Hypothetical highest closing price expressed as a percentage of Initial Share Price during the Monitoring Period	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity*
$176.00	100%	$88.00	50%	$1,000.00
$264.00	150%	$167.20	95%	$1,000.00
$176.00	100%	$176.00	100%	$1,000.00
$246.40	140%	$246.40	140%	$1,000.00
$264.00	150%	$184.80	105%	$950.00
$264.00	150%	$264.00	150%	$500.00
$308.00	175%	$308.00	175%	$250.00
$352.00	200%	$352.00	200%	$0.00
$369.60	210%	$369.60	210%	$0.00

** Note that you will receive at maturity, in addition to the cash payment as indicated herein, any accrued and unpaid interest in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The highest closing price of the Reference Stock during the Monitoring Period was $264.00 but the Final Share Price is $167.20. Because the Final Share Price of $167.20 is less than the Initial Share Price of $176.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock during the Monitoring Period was $264.00 and the Final Share Price is $184.80. Because the Final Share Price of $184.80 is greater than the Initial Share Price of $176.00 and the closing price of the Reference Stock increased by more than the Upside Protection Amount on at least one day during the Monitoring Period, you will receive a cash payment at maturity of $950.00, calculated as follows:

$$\$1,000 - (\$1,000 \times [\$184.80 \text{-} \$176.00 / \$176.00]) = \$950.00$$

Example 3: The closing price of the Reference Stock does not increase, as compared with the Initial Share Price, by more than the Upside Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $264.00, an increase of more than the Upside Protection Amount. Because the Final Share Price of $264.00 is greater than the Initial Share Price of $176.00 and the Final Share Price has increased by more than the Upside Protection Amount, you will receive a cash payment at maturity of $500.00, calculated as follows:

$$\$1,000 - (\$1,000 \times [\$264.00 \text{-} \$176.00 / \$176.00]) = \$500.00$$

Example 4: The Final Share Price of $246.40 is greater than the Initial Share Price of $176.00 but does not increase by more than the Upside Protection Amount and the closing price of the Reference Stock does not increase by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not increased by more than the Upside Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $246.40 is greater than the Initial Share Price of $176.00.

Example 5: The Final Share Price is $369.60. Because the Final Share Price of $369.60 is greater than the Initial Share Price of $176.00 and the Final Share Price has increased by more than the Upside Protection Amount, but because the payment at maturity may not be less than $0, you will receive a cash payment at maturity of $0.

Regardless of the performance of the Reference Stock or the payment you may receive at maturity as described above, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $80.00 over the term of the notes.